Exhibit 12.1

	JinkoSolar Holding Co., Ltd Ratio of Earnings to Fixed Charges
	Year ended December 31,
	2012	2013	2014	2015	2016
	(In thousands of RMB, except percentage)
Computation of Earnings:

Income/(loss) before income taxes and non-controlling interest of continuing operation	(1,540,330)	214,561	562,750	867,073	1,247,723
Fixed charges	251,549	258,468	378,798	763,758	874,132
Amortization of capitalized interest	480	557	615	934	3,046
Non-controlling interest in pre-tax loss of subsidiaries that have not incurred fixed charges	-	-	-	63	433
Less: capitalized interest	7,508	7,087	4,103	74,279	67,540
Total	(1,295,809)	466,500	938,060	1,557,549	2,057,793

Computation of Fixed Charges:

Interest expenses	241,178	248,253	314,946	511,127	639,086
Interest capitalized	7,508	7,087	4,103	74,279	67,540
Estimated interest component of rental expense	2,863	3,129	7,429	6,012	8,028
Accretion to redemption value of redeemable non-controlling interests	-	-	52,321	172,340	159,478
Total Fixed Charges	251,549	258,468	378,798	763,758	874,132

Ratio of Earnings to Fixed Charges	-	1.80	2.48	2.04	2.35

Insufficient Coverage	1,547,358	-	-	-	-

*The accretion was related to the redeemable preferred shares issued by JinkoSolar Power Engineering Group Limited ("JinkoSolar Power"), one of the Company’s wholly owned subsidiaries. The redeemable preferred shares issued by JinkoSolar Power are recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets. The accretion, which increases the carrying value of the redeemable noncontrolling interests, is recorded against retained earnings, or in the absence of retained earnings, by increasing the accumulated deficit. JinkoSolar Power repurchased all the redeemable preferred shares in conjunction with the disposition of downstream solar project business in the fourth quarter of 2016.